January 25, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Alternative Energy Sources, Inc.
Registration Statement on Form SB-2
(File No. 333-137948)

Ladies and Gentlemen:

On behalf of our client, Alternative Energy Sources, Inc. (the “Company”), a Delaware corporation, and pursuant to the Securities Act of 1933, as amended (the “Securities Act”), we hereby submit, via EDGAR transmission, Amendment No. 2 (the “Amendment”) to the Registration Statement of the Company on Form SB-2 (File No. 333-137948) (the “Registration Statement”), including certain exhibits thereto. Separately, we have delivered to the staff three additional copies of the Amendment marked to show changes from the Registration Statement as originally filed.

By letter dated January 9, 2007 (the “Comment Letter”) from Jennifer R. Hardy, Legal Branch Chief, the Company was informed of the comments of the staff with respect to the first amendment to the Registration Statement. Set forth below are the Company’s responses to the Comment Letter. Numbered references are to the numbered paragraphs of the Comment Letter, while captions refer to the headings of the Comment Letter. Capitalized terms not defined in this response letter shall have the meanings given to them in the Registration Statement.

General

1.
Complied with.  As of January 15, 2007, the Company had 40,500,000 shares of common stock issued and outstanding. Of that number, affiliates of the Company held 13,086,000 shares. The total number of shares of our issued and outstanding common stock not held by affiliates was 27,414,000.  The disclosures on page 3 of the Registration Statement have been amended to reflect this number.

2.
By conversation with John Kelly, Esq., on January 23, 2007, regarding the correspondence filed by the Company on January 19, 2007, it is our understanding that the staff has no further comments related to Comment No. 2 set forth in the Comment Letter.

Recent Developments, page 1

3.
Complied with.  The Company expects the Kankakee plant to be operational during the Fall of 2008. The disclosures in the Registration Statement have been amended on pages 1, 30 and 31 to reflect this expectation.

Directors, Executive Officers, Promoters and Control Persons, page 43

4.	Complied with. Mr. Gordon is 60 years old. The disclosures on page 43 of the Registration Statement have been updated to reflect his age.

Note 4. Stockholders’ Equity, page F-10

5.
Complied with. The disclosures on page F-10 of the Registration Statement have been updated to specifically disclose the damages which may be incurred by the Company and to state which view presented in Issue Summary No. 1 the Company has adopted.  Additionally, the Company has amended its disclosures on page F-6 (Note 1) to describe the amendment to Note 4 on page F-10.  The Company will file an amendment to its Quarterly Report on Form 10-QSB for the period ended September 30, 2006 with the same disclosures.

Recent Sales of Unregistered Securities, page II-2

6.
Complied with. The disclosures on page II-2 have been amended to reflect that there were 10,000 shares of Beemer Energy stock issued and outstanding prior to the merger. Our December 21, 2006 letter to the staff included the correct number, but it was not reflected in the disclosures made in the Registration Statement.

* * *

We trust that the changes in the accompanying Amendment and the explanations contained in this letter will be considered by the staff to be satisfactory responses to the comments contained in the Comment Letter. If the staff has any questions or comments with respect to the changes made to the Registration Statement by the Amendment, please contact me at 212-400-6900.

Very truly yours,

/s/ Kenneth S. Goodwin
Kenneth S. Goodwin